As Filed with the Securities and Exchange Commission on June 14, 2007	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

STHREE PLC
(Exact name of issuer of deposited securities as specified in its charter)
N.A.
(Translation of issuer’s name into English)
United Kingdom
(Jurisdiction of incorporation or organization of issuer)
THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York
ADR Division
One Wall Street, 29th Floor
New York, NY 10286
Telephone (212)-495-1784
(Address, including zip code, and telephone number, including area code, of agent for service)
It is proposed that this filing become effective under Rule 466 immediately upon filing
If a separate statement has been filed to register the deposited shares, check the following box.
CALCULATION OF REGISTRATION FEE

Title of each class of	Amount	Proposed maximum	Proposed maximum	Amount of
Securities to be registered	to be registered	aggregate price per unit (1)	aggregate offering price (1)	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one ordinary share of SThree plc.	50,000,000 American Depositary Shares	$0.05	$2,500,000	$76.75

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
Item 1. Description of the Securities to be Registered
CROSS REFERENCE SHEET

Location in Form of
American Depositary Receipt
Item Number and Caption	Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph

(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)

(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)

(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)

(v) The sale or exercise of rights	Paragraph (13)

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)

(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)

Location in Form of
American Depositary Receipt
Item Number and Caption	Filed Herewith as Prospectus
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)

(x) Limitation upon the liability of the Depositary	Paragraphs (13), (18) and (22)

(3) Fees and Charges	Paragraph (7)
Item 2. Available Information

Location in Form of
American Depositary Receipt
Item Number and Caption	Filed Herewith as Prospectus
2(a) Statement that SThree plc furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. Exhibits
          (1) Form of Deposit Agreement (including the form of American Depositary Receipt) among SThree plc (the “Issuer”), The Bank of New York, as Depositary (the “Depositary”), and each Owner and holder from time to time of American Depositary Receipts (“ADRs”) issued thereunder.
          (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.
          (3) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.
Item 4. Undertakings
          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.
          (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 5, 2007.

By:	THE BANK OF NEW YORK, as Depositary

By:	/s/ Joanne F. Di Giovanni Name: Joanne F. Di Giovanni Title: Vice President

     Pursuant to the requirements of the Securities Act of 1933, SThree plc has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the United Kingdom on May 23, 2007.

STHREE PLC
By:	/s/ Michael Nelson
	Name:	Michael Nelson
	Title:	Chief Financial Officer

     Each of the undersigned hereby constitutes and appoints Steven Hornbuckle and Michael Nelson his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 23, 2007.

/s/ Russell Clements	/s/ Alecja Lesniak
Russell Clements	Alecja Lesniak
Chief Executive Officer and Director	Director
(Principal Executive Officer)

/s/ Michael Nelson	/s/ Tony Ward

Michael Nelson	Tony Ward
Chief Financial Officer and Director	Director
(Principal Financial Officer and Principal Accounting Officer)

/s/ Sunil Wickremeratne	/s/ Steven Hornbuckle

Sunil Wickremeratne	Steven Hornbuckle
Chief Operating Officer and Director	Company Secretary
(Authorized U.S. Representative)

/s/ Anthony Cleaver Sir Anthony Cleaver
Chairman

/s/ Brian McBride Brian McBride
Director

INDEX TO EXHIBITS

Exhibit
Number

(1)	Form of Deposit Agreement, dated as of June 5, 2007, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(2)	Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(3)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.